Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

mkraines@fulbright.com direct dial: (212) 318-3261	telephone: (212) 318-3000 facsimile: (212) 318-3400

June 13, 2008

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549-3561

Re:	Applied DNA Sciences, Inc.
Amendment No. 10 to
Registration Statement on Form SB-2 on Form S-1
File No. 333-122848

Dear Mr. Riedler:

On behalf of Applied DNA Sciences, Inc. (the “Company”), we hereby submit to you Amendment No. 10 (“Amendment No. 10”) to the Company’s above-referenced Registration Statement on Form SB-2 on Form S-1 (the “Registration Statement”), reflecting changes made in response to the Staff’s comment letter dated May 15, 2008 (the “Comment Letter”).

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request.  The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.  Copies of your letter and a courtesy copy of Amendment No. 10 to the Registration Statement are being provided supplementally with a copy of this letter for your convenience.

FORM S-l

Management’s Discussion and Analysis of Financial Condition and Plan of Operations

Critical Accounting Policies, page 14

Equity Issued with Registration Rights

1.
As disclosed in Note C, you have accrued for registration rights liquidated damages in accordance with EITF 00-19-2.  However, while you refer to this technical guidance in your discussion of your accounting policy for Warrant Liability, you do not discuss it with respect to your accounting policy for Equity Issued with Registration Rights.  Please expand your disclosure to discuss the methods and key assumptions used to estimate this Obligation.  In particular, explain how you computed the 2007 increase in this Obligation by $7,725,585.  Also, include all disclosure required by paragraph 12 of EITF 00-19-2, such as the events or circumstances that would require you to transfer consideration under this arrangement and any settlement alternatives.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
June 13, 2008

Response: The Company has revised the disclosure on pages 14 and 15 of Amendment No. 10 in accordance with the Staff’s comment.

Revenue Recognition

2.
You recognize revenue from testing contracts to “provide for a profit margin relative to the testing performed,” estimating actual labor and other costs for this testing process based on your historical experience. Please expand your disclosure to provide the following information.

	•	Describe all deliverables and corresponding payments to be received under your testing contracts.

	•	Given your recent transition to an operating Company, describe how you estimate actual labor and other costs in the absence of historical experience.

	•	We do not understand your terminology “provide for a profit margin relative to the testing performed.” Provide a more specific definition of the terms, profit margin and testing performed.

	•	Describe how you estimate profit margin and quantify the estimated profit margins for testing contracts initiated in 2007 and expected in 2008.

	•	Describe how you determine the level of testing performed.

	•	Tell us why you believe your revenue recognition complies with Staff Accounting Bulletin 104.

Response:  Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), which superceded Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (“SAB 101”), requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured.

Determination of criteria (3) and (4) are based on judgment of the Company’s management regarding the fixed nature of the selling prices of the products delivered or services rendered and the collectibility of those amounts.

The Company generates revenues from rendering professional, scientific and technical services to customers in connection with authentication of raw materials used in certain commercial products, such as cotton.  In addition, the Company sells its products, including its Signature DNA markers and DermalRx, to customers in the biotechnology, personal care and consumer products industries.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
June 13, 2008

The Company records revenue from services provided as part of milestone payments under research contracts with third parties.  The Company examined each contract and considered the appropriate revenue recognition in accordance with SAB 104.  Revenue from contracts is recognized as agreed upon tasks are completed and results are furnished to the customer.

The Company recognizes revenue from the sale of Signature DNA markers and DermalRx upon delivery and acceptance by the customer.

Accordingly, the Company recognizes revenue when persuasive evidence of an arrangement exists, the price to the customer is fixed, collectibility is reasonably assured and title and the final test results reports are delivered to the customer.

The Company believes its revenue recognition policy is reasonable and in accordance with Staff Accounting Bulletin No. 104.

The Company has revised the disclosure on page 15 of Amendment No. 10 regarding recognition of revenue from its testing contracts in accordance with the Staff’s comment.

Commercial Agreements and Distribution of our Products, page 27

3.
Please expand the discussion pertaining to the Supima Cotton Agreement to indicate the aggregate dollar amount of the payments you received for the feasibility study and the current status of such study.

Response:  The Company notes the Staff’s comment.  The Company has amended its disclosure to indicate the current status of its study under the Supima Cotton Agreement.  See page 31 of Amendment No. 10.  The Company respectfully requests, for the reasons set forth in our letter to the SEC, dated July 3, 2007 (requesting an order granting confidential treatment to certain portions of the Supima Cotton Agreement pursuant to Rule 24b-2 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended), that the Company omit the aggregate dollar amount of the payments received by the Company under such agreement.

4.	Please file the Supima agreement as an exhibit or provide a detailed analysis of why the agreement does not have to be filed. We may have additional comments.

Response:  The Company notes the Staff’s comment and has filed the Supima Cotton Agreement as Exhibit 10.6 to Amendment No. 10, which was initially filed (in redacted form) as Exhibit 10.4 to the Company’s Current Report on Form 8-K on July 3, 2007.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
June 13, 2008

Selling Stockholders, page 49

5.	Please expand the discussion to identify the natural person(s) with investment or voting control over the securities owned by the non-natural persons listed in this section.

Response:  The Company notes the Staff’s comment and has revised the disclosure in accordance with the Staff’s comment to include a table on page 52 of Amendment No. 10 to identify the natural persons with investment or voting control over the securities owned by the non-natural persons.

Notes to Consolidated Financial Statements

Note D - Private Placement of Convertible Notes

Revaluation of Warrant Liability, page F-21

6.
In 2006 and 2007, you recorded gains of $16.8 million and $1.3 million, respectively, in revaluing your debt derivative and Warrant liabilities.  In September 2007, you reclassified the warrant liabilities to equity resulting from the exchange of the remaining secured convertible promissory notes for common stock.  We were unable to understand certain amounts in your financial statements that relate to these transactions.  Please provide us with the following supplemental information supporting your accounting for these transactions.

	•	Provide a roll forward of the debt derivative and Warrant liability that relates the net gains in revaluation of debt derivatives and Warrant liabilities to changes in the corresponding liability.

•
Your reclassification of the fair value of Warrants resulted in a net credit to stockholders’ equity of $4,146,482, reflecting increases of $34.9 million in the accumulated deficit and $39.1 million in additional paid in capital. Explain your basis for this accounting treatment and how you determined these amounts.

Response:  The Company notes the Staff’s comment and has furnished below a schedule of the warrant and debt derivative liabilities from their initial recording in February 2005 through reclassification in September 2007, by fiscal quarter and fiscal year.

The schedule below indicates that the Company initially recorded the fair value of the issued warrants in February 2005, as restated,  as a charge to interest expense and a credit to warrant liability in accordance with EITF 00-19. “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”.  Subsequent to February 2005, as additional warrants were issued for a variety of purposes, the Company recorded the initial fair values as a charge to interest; debt discount; selling, general and administrative expense; and a corresponding increase in the warrant liability.  At each reporting cycle, the Company “marked to market” the pool of warrants to their fair value.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
June 13, 2008

In 2006, the Company issued three convertible notes that included embedded derivatives which required that the Company record the derivatives and related warrants at their fair values as of the date of issuance of these promissory notes and at fair value as of each subsequent balance sheet date.  In addition, as a result of issuing these promissory notes, the Company was required to classify all non-employee stock options and warrants as derivative liabilities and mark them to market at each reporting date.

In September 2007, the Company converted the final promissory note containing an embedded derivative and reclassified back to equity the total cumulative initial fair value of the warrants to additional paid in capital and the cumulative reported gains to a charge to accumulated deficit.  The net increase in equity of $4,146,482 represents the resulting difference between the cumulative initial warrant fair values of $39.1 million and the cumulative reported gains of $34.9 million.

The Company followed the guidance as provided under FSB EITF 00-19-2, Accounting for Registration Payment Arraignments (see example 7, appendix A, paragraph A14) in accounting and reporting the transaction

Schedule of G/L on Change in Warrant Liability and Related Balance Sheet Accounts
		Income Statement			Balance Sheet
		Interest Exp DR (CR)	SGA DR (CR)	Net gain (loss) on revaluation of debt derivative and warrant liabilities (DR) CR	Warrant Liability DR (CR)	Debt Derivative DR (CR)	APIC DR (CR)	Debt Discount DR (CR)
Feb-05	Initial valuation of warrants issued in conjunction with financing	23,148,214			(23,148,214)
	warrants reclassified due to registration rights				(3,108,851)		3,108,851
	Mark to market adjustment to warrant liability			(10,775,753)	10,775,753
3/31/05	Balances			(10,775,753)	(15,481,312)
	Mark to market adjustment to warrant liability			(5,679,175)	5,679,175
6/30/05	Balances			(16,454,928)	(9,802,137)
	Warrants issued w/ registration rights	4,118,500			(4,118,500)
	Mark to market adjustment to warrant liability			(246,062)	246,062

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
June 13, 2008

9/30/05	Balances			(16,700,990)	(13,674,575)
	Rounding adjustment				1,001
9/30/05	Reported balance			(16,700,990)	(13,673,574)
	Warrants issued w/ registration rights	1,758,901			(1,758,901)
	Mark to market adjustment to warrant liability			(6,788,790)	6,788,790
12/31/05	Balances			(6,788,790)	(8,643,685)
	Reclassification of other outstanding warrants to liability due to derivative instrument				(1,584,614)		1,584,614
	Warrants issued	512,100			(512,099)
	Record valuation of debt derivative				(512,100)	(346,500)		858,600
	Mark to market adjustment to warrant liability			(3,967,870)	3,967,870
3/31/06	Balances			(10,756,660)	(7,284,628)	(346,500)
	Initial valuation of warrants and debt derivative				(1,303,440)	(257,679)		1,561,119
	Mark to market adjustment to warrant liability and debt derivative			(3,493,961)	3,401,623	92,338
6/30/06	Balances			(14,250,621)	(5,186,445)	(511,841)
	Fair value of options issued for services		1,426,725		(1,426,725)
	Mark to market adjustment to warrant liability and debt derivative			(2,594,216)	2,509,766	84,450
9/30/06	Balances			(16,844,837)	(4,103,404)	(427,391)
	Mark to market adjustment to warrant liability and debt derivative			(2,098,471)	1,877,134	221,337
12/31/06	Balances			(2,098,471)	(2,226,270)	(206,054)
	Mark to market adjustment to warrant liability and debt derivative			6,387,761	(4,775,780)	(1,611,981)
3/31/07	Balances			4,289,290	(7,002,050)	(1,818,035)
	Initial valuation of warrants				(79,740)			79,740

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
June 13, 2008

	Mark to market adjustment to warrant liability and debt derivative		(4,431,421)	3,167,515	1,263,906
6/30/07	Balances		(142,131)	(3,914,275)	(554,129)
	Adjust debt derivative upon conversion		(554,129)		554,129
	Initial valuation of warrants			(23,880)		23,880
	Fair value of warrants issued for services	900,000		(900,000)
	Mark to market adjustment to warrant liability at date of elimination of debt derivative		(691,672)	691,672
9/30/07			(1,387,932)	(4,146,483)	-

	Cumulative gain (charge to Retained earnings)		(34,933,759)
	Adjust liability to APIC		(4,146,483)
	APIC adjustment		(39,080,242)

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
June 13, 2008

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3261.

Very truly yours,

/s/ Merrill M. Kraines
Merrill M. Kraines

Enclosures

cc:	Mr. John Krug, Senior Staff Attorney
Mary Mast, Senior Accountant
Amy Bruckner, Staff Accountant
James A. Hayward, Applied DNA Sciences, Inc.